October 25, 1996

John Hancock California Tax-Free Income Fund
101 Huntington Avenue
Boston, MA  02199

Re: Rule 24f-2 Notice for John Hancock California Tax-Free Income Fund (File Nos. 33-31675; 811-5979) (0000856671)

Ladies and Gentlemen:

In connection with the filing of a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, making definite the registration under the Securities Act of 1933 of 2,127,411 shares of John Hancock California Tax-Free Income Fund sold in reliance upon said Rule 24f-2 during the fiscal year ended August 31, 1996, it is the opinion of the undersigned that such shares were legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies any shareholder of the Trust, with such indemnification to be paid solely out of the assets of the Trust. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Trust are insufficient to meet the obligations asserted against such assets.

Sincerely,

JOHN HANCOCK ADVISERS, INC.

/s/ Theresa Apruzzese

Theresa Apruzzese
Assistant Secretary
Member of Massachusetts Bar